Mail Stop 6010

									October 18, 2005


Fred R. Lowe, President
Amcomp Incorporated
701 U.S. Highway One
North Palm Beach, Florida  33408


Re:  	Amcomp Incorporated
Form S-1 Registration Statement
	File No. 333-128272


Dear Mr. Lowe:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Comments applicable to the entire filing

1. We note that your filing contains numerous omissions throughout the prospectus which relate to the offering price range or the number of shares you will sell. These omissions include but are not limited to:

* Summary Financial Data
* Use Of Proceeds
* Capitalization
* Dilution
* The Option Grants Table
* Shares Eligible For Future Sale
* The Principal Stockholders Table
* Description of Capital Stock

 Rule 430A requires you to include this information in your filing based upon an estimate of the offering price within a bona fide range you disclose on the cover page and based upon an estimate of the number of shares you will sell. We consider a bona fide range to be
$2 if the price is under $20 and 10% if it is above $20. You should include the required information in an amendment prior to circulating a "red herring" prospectus.

2. Provide us with copies of all the graphic, photographic or artistic materials you intend to include in the prospectus prior to its printing and use. Please note that we may have comments. Please also note that all textual information in the graphic material should be brief and comply with the plain English guidelines regarding jargon and technical language.

3. We note that you have not yet filed most of the exhibits to the registration statement. Please file them with your first amendment.
If you intend to request confidential treatment for any of the information included in the exhibits you should file the request as soon as possible. Please note that we will not issue comments on a request for confidential treatment unless the exhibits related to the filing have been publicly filed. If you submit a confidentiality request, we will not be in a position to accelerate effectiveness until all issues relating to the request have been resolved.

4. We note the name AMCOMP is also used by the American Society of Worker`s Compensation Professionals. Please revise your document to explain that you are not affiliated with this organization.



Cover page

5. Please revise the Registration fee table to identify the shares to be sold by the company and the shares to be sold by the selling shareholders separately.

Summary

6. The disclosure in this section is very unbalanced and does not present an accurate picture of your company and your operations.
For
example,

* Balance your disclosure related to gross premiums growth by also discussing net income. It is not appropriate to discuss revenues without also discussing net income.

* Include a discussion of your S&P rating and explain that BB is the
5th of 8 ratings and is intended to indicate companies that have marginal financial security characteristics and adverse business conditions could lead to an insufficient ability to meet financial commitments.

* Discuss the negative effects of not having an AM Best rating, including a discussion that some companies have policies requiring that their insurance provider have a specific minimum AM Best rating.

* Balance the discussion titled "Competitive Strengths" with a discussion of your weaknesses. This discussion should be as a prominent as the discussion of your strengths.

7. You have cited some industry statistics prepared by AM Best.
Please provide the reports on which these statements are based.
These reports should be marked to indicate the supporting information.

8. We note your statement that your case load is significantly lower than that at many of your competitors. Please tell us the basis for your belief.

9. Provide support for your statement that your weighted average accident year net loss ratio over the last ten years is 19.1 percentage points lower than the workers` compensation insurance industry`s for the same period.

10. Please revise to explain the term "accident year net loss."
The
discussion should explain the importance of this statistic in addition to how it is calculated. Similary revise the related discussion in the "Business" section.

Summary Historical Consolidated Financial Data, page 7

11. Your current presentation that includes labeling each column as unaudited creates the impression that the columns not marked as such have been audited. Please clarify for us whether the auditors performed an audit in compliance with SAS 42 of this information or revise the presentation accordingly

Risk Factors, page 10

12. We note that you reduced your excess of loss reinsurance and now maintain a greater amount of the risk of loss. Please revise to include a separate risk factor disclosing this change and the potential consequences.

We may not be able to collect on our reinsurance receivables, which would adversely affect out financial condition, page 10

13. Please identify the reinsurance company that owes you $42.1 million and if any of these amounts are still outstanding, disclose when the receivable was due. Also disclose this in the discussion of
Reinsurance on page 51.

14. We note that you have also made a claim for reinsurance for
$1.9
million that is currently past due. Please identify the reinsurance company that is responsible for this amount.

Insurance ratings may become important to our agents..., page 12

15. Revise to clarify that there are companies that will not purchase policies from insurance companies that are not rated by AM Best and do not maintain a minimum AM Best rating. Explain how this may have resulted in a slower growth rate than if you had favorable AM Best rating.

16. Revise to explain that the Standard & Poor`s rating is the 5th of
8 ratings and is intended to indicate companies that have marginal financial security characteristics and adverse business conditions could lead to an insufficient ability to meet financial commitments.


We may require additional capital in the future, which may not be available or may be available only on unfavorable terms, page 13

17. Please revise to disclose how long you expect your current resources and the proceeds from the offering to last.

The insurance business is subject to extensive regulation that limits the way we can operate our business, page 13

18. Please revise the discussion of the submission of a risk based capital plan and the Florida OIR`s examination of your assets, liabilities and operations to include all information that is relevant to this risk, rather than providing a cross reference to Management`s Discussion and Analysis of Financial Condition and Results of Operations. What were the Florida OIR`s conclusions based on the examination of your assets, liabilities and operations? It may be necessary to include this discussion as a separate risk factor discussion.

19. Why has the Illinois insurance regulatory agency limited your operations by imposing this maximum on the annual premiums you can write? What is involved in obtaining an increase?

As we only offer workers` compensation insurance, negative developments in this industry would adversely affect our business, page 16

20. Please revise the risk factor discussion to provide examples of the types of negative developments that might affect your business.
Additionally, you should also discuss the risks related to your geographic concentration and the concentration of policies held by contracting companies.

Litigation and legal proceedings against our reinsurance subsidiaries could have an adverse effect on our business, results of operations and/or financial condition, page 17

21. For any material lawsuits, please disclose the nature and amount of claims.


Recent investigations into insurance brokerage and reinsurance practices could cause volatility in our stock and adversely affect our business, page 18

22. To the extent that you engage in any of the practices identified as the subject of various investigations, setting fees paid to brokers based on the volume of business placed by the broker, contingent fees to brokers, etc., please disclose this information in the risk factor discussion.

23. Explain how you could suffer increased credit risk if any of your agents suffer financial difficulties as a result of these investigations or proceedings.

You will experience immediate and substantial dilution as a result of this offering and may experience additional dilution in the future, page 20

24. Please revise to compare the book value per share after the offering to the price per share.

We will be exposed to risks relating to evaluations of our internal controls over financial reporting required by Section 404 of the Sarbanes-Oxley Act of 2002, page 22

25. Please revise to identify the material weaknesses that were identified.

Forward Looking Statements and Associated Risks, page 23

26. Please delete the last paragraph on page 24. It is not appropriate to disclaim liability for any statements in your registration statement.

Dilution, page 28

27. Please revise your presentation to reconcile from actual net tangible book value instead of "Pro forma as adjusted net tangible book value after this offering."


Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 32

Critical Accounting Policies, page 33

Loss and Loss Adjustment Expenses, page 33

28. We believe your disclosure in Management`s Discussion and Analysis regarding the reserve for loss and loss adjustment expenses could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. We believe that disclosures explaining the likelihood that materially different amounts would be reported under different conditions or using different assumptions is consistent with the objective of Management`s Discussion and Analysis. Accordingly, please revise MD&A to include the following information:

a) Because IBNR reserve estimates are more imprecise, please disclose the amount of IBNR separately from case reserves.
b) Please revise your discussion of the multiple methods employed by your actuary to include the high and the low estimate generated amongst the nine methods.

Results of Operations, page 41

29. We note that the increases in gross premiums written from period to period were the result of increases in policy volume and underwriting new business. It is not clear if these two phrases mean the same thing. Please explain. To the extent that the increases are due to an increase in policies in effect, please quantify the increase in the number of policies.

Investments, page 52

30. Your disclosure on page 43 under the heading "Net realized investment gain (loss)" states that you chose to realize some gains in that period. We further note that the gain realized based on that decision had a significant impact on the amount of net income reported in that period. Please expand this discussion to include more detail related to the decision to sell securities and to disclose what management`s investment strategy is when certain economic conditions persist, i.e. low interest-rate environment or vice-versa, and the impact this will have on the investment portfolio. Please include in this discussion the impact that these economic conditions may have on the results of operations, i.e. realized gains or losses and investment income, and liquidity, i.e.
investment turnover and yields. Also include the specific factors that caused management to make this decision in the period that it did.

Contractual Obligations and Commitments, page 54

31. It does not appear that you included the interest payments associated with the "Long-Term Debt Obligations" in this table.
Please revise your presentation to include these amounts.

Business, page 58

Loss and Loss Adjustment Expense Reserves, page 71

32. Based on the information in your table on page 73 that reconciles the changes in your reserves, it appears that management significantly revised its estimate of loss reserves recorded in prior years. Please revise Management`s Discussion and Analysis to more fully explain the reason for this change in estimate. Include the following disclosures:

a) Identify the years to which the change in estimate relates and disclose the amount of the related loss reserve as of the beginning of the year that was re-estimated. Discuss and quantify offsetting changes in estimates that increase and decrease the loss reserve.
b) Identify the changes in the key assumptions made to estimate the reserve since the last reporting date.
c) Identify the nature and timing of the change in estimate, explicitly identifying and describing in reasonable specificity the new events that occurred or additional information acquired since the last reporting date that led to the change in estimate.
d) Ensure the disclosure clearly explains why recognition occurred in the periods that it did and why recognition was not required in earlier periods.
e) Disclose any trends such as, the number of claims incurred, average settlement amounts, number of claims outstanding at period ends along with average per claim outstanding, and any other trends, necessary to understand the change in estimate. Please explain the rationale for a change in estimate that does not correlate with trends.


33. We note that you make several revisions to the information in this table from what you present in your financial statements including the losses related to the write-off of the recoverable from
Reliance and Legion Insurance Companies as well as the impact of the second injury funds. Please explain to us why you feel that this presentation is appropriate given that it does not reflect all of the activity within your reserves for the periods presented.

34. Please revise the ten year development table to present it on a gross basis, or if you choose to continue to present the information on a net basis, revise it to include the following additional data for each year in the ten-year table:
* A reconciliation of the net end of period liability with the related gross liability;
* The gross re-estimated liability as of the end of the latest re-estimation period with separate disclosure of the related re-estimated reinsurance recoverable; and
* The gross cumulative redundancy or deficiency.

35. In addition, it does not appear that the amounts disclosed in this table agree with the amounts presented in the table on page
73
or in the financial statements. Please resolve or disclose the reason for these differences.

Competition, page 80

36. Please revise the description of your S&P rating to also state that the rating "BB" is given to companies that have marginal financial security characteristics.

Management, page 87

37. Please revise the discussion of Kumar Gursahaney`s prior experience to disclose his employment in each of the past five years.
The applicable dates should be included in the discussion.

38. We note your statement on page 90 that you currently have five directors. However, in the table on page 87 you only identify four directors and an individual who will become a director upon completion of the offering. Please revise to identify the additional director and provide all the required disclosure. You should also indicate that this individual will cease to be a director upon completion of the offering if that is the case.


Principal and Selling Stockholders, page 99

39. Please revise to provide a discussion of how the securities were acquired by the selling shareholders.

40. If either of the non natural persons who are selling shareholders are broker dealers, they must be identified as underwriters. If either of the non natural persons who are selling shareholders are affiliates of broker dealers, please include the representation that they purchased the shares in the ordinary course of business and did not have an intent to distribute the securities. If you cannot make these representations, then the selling shareholder must be identified as an underwriter.

41. Please revise to identify the natural persons who have investment and voting control over the shares held by The Sprout Group.

Underwriting, page 107

42. We note that FBR will be facilitating an Internet distribution.
Tell us the procedures they will use in their selling effort and how they intend to comply with the requirements of Section 5 of the Securities Act of 1933 particularly with regard to how offers and final confirmations will be made and how and when purchasers will fund their purchases. If your procedures have already been reviewed by the Division of Corporation Finance, please tell us when they were reviewed and tell us whether there have been any changes to your procedures since they were reviewed.

43. We note you intend to conduct a directed share offering. Please provide us with any material you have sent or intend to send to these potential purchasers such as a "friends and family letter." Tell us when you first sent them or intend to send them to these potential purchasers. Tell us whether the sale will be handled by you directly or by the underwriting syndicate. Tell us the procedures you or the underwriter will employ in making the offering and how you will assure that this offer will meet the requirements of Section 5 of the
Securities Act and Rule 134.  We may have further comments.

44. Tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the internet. Also, tell us who the party is and the address of the website. Describe the material terms of the agreement and provide us with a copy of any written agreement. Provide us with copies of all information concerning your company or the offering that appears on the third party website. We may have further comments.

Financial Statements - December 31, 2004

Consolidated Statements of Operations, page F-4

45. Please explain to us why you included the "Loss on commutation" within your revenues. Please include any references to the applicable authoritative literature that supports this treatment.

46. Please revise you presentation to include a pro forma EPS that reflects the conversion of the preferred shares for the most recent fiscal year.

Notes to Consolidated Financial Statements, page F-7

1.  Nature Of Operations And Significant Accounting Policies, page
F-
7

Deferred Policy Acquisition Costs, page F-8

47. Please expand your disclosure to clarify the type and nature of costs included in the deferral.

5.  Premiums Receivable, page F-17

48. Please revise your accounting policies to include a discussion of your accounting related to the determination of allowance for doubtful accounts. Further explain to us why your estimate of annual charges to this allowance was reduced from $4.3 million, for 2003, to
$156,000, for 2004, when write-offs appear to continue to approximate
$3 million per year.  Refer to Schedule V - Valuation and
Qualifying
Accounts on page S-8.

8.  Federal and State Income Taxes, page F-21

49. Please explain to us what resulted in the "Change in deferred tax rate" line item that so significantly impacted your current year provision.

16.  Stock Options, page F-27

50. In the first paragraph of this note on page F-27 you state that you determined fair value as the "fair market value of the common stock on the date of grant based on valuation provided by independent third party." Please name the third party in your "Experts" section of the document and include a consent from that third party.

Part II

Item 15. Recent Sales of Unregistered Securities

51. Please revise to describe the offerings of options during the last three years. Your disclosure should identify the persons or class of persons that received the options and when each issuance was made. Additionally, you should describe the factual basis supporting your determination that the issuance was exempt under Section 4(2) of the Securities Act.


*	*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and


* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact James Peklenk at 202-551-3661 or Jim
Atkinson
at 202-551-3674 if you have questions regarding comments on the financial statements and related matters. Please contact Mary K.
Fraser at 202-551-3609 or me at 202-551-3610 with any other questions.


								Sincerely,




								Jeffrey P. Riedler
								Assistant Director



Cc:	Olsham Grundham Frome Rosenzweig & Wolosky LLP
	Park Avenue Tower
	65 East 55th Street
	New York, NY 10022







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Fred R. Lowe
AMCOMP Incorporated
October 18, 2005
Page 14